FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1        Q1 2004 Trading Statement





                          STOCK EXCHANGE ANNOUNCEMENT

                   NORTHERN ROCK : Q1 2004 TRADING STATEMENT

INTRODUCTION

Northern Rock informs the market of its continued strong trading performance - in line with its strategic intention of achieving annual growth in assets under management of 20% (+/-5%) and profit growth of 15% (+/-5%).

STRATEGY

Northern Rock's strategy remains predicated on sector leading low cost operations, underpinning product innovation, systems efficiency, product transparency and customer driven distribution to produce attractive products at competitive prices. This generates strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to maintain Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

As the UK economy continues to strengthen, interest rates are easing up from historic low levels. Employment prospects remain good. With unemployment being the key driver of home loan defaults, this should mean continued good credit performance for traditional mortgages.

Despite gently rising interest rates and delays to household formation, the good levels of employment, shortages of both new housing stock or alternative forms of tenure, coupled with still relatively low debt servicing costs, means the home moving market will remain underpinned. The early evidence is consistent with "home moving" transactions of around 1.4m for the whole year.

Rising interest rates and wider household indebtedness will ensure a strong remortgage market - especially with the enhanced transparency of the benefit of remortgaging, as suggested should be made clear by the Miles Review.

Taking the strength of the remortgage market, together with the "home movers" market, means that our central gross residential loan market forecast of GBP250 billion for 2004 may have an upside potential.

Against this background, a combination of being relatively small, having low and falling unit costs, good and improving retention of existing customers and gross lending origination helped by the move to statutory mortgage regulation, means that Northern Rock is confident of continuing to achieve its lending targets.

LENDING

Lending continues at very strong levels. All three lending arms (residential, commercial secured and personal unsecured) are performing well and there should be a more even spread to the lending figures over the year, compared to the previous year. In part, this reflects a more consistent presence in the personal unsecured credit market than last year. Northern Rock starts Q2 with a pipeline of agreed business of over GBP4.6 billion - 20% higher than at the start of the year.

This performance - coupled with our retention (see below) - means that Quarter 1 total net lending, which was 16% above the same period last year, is expected to be around 20% higher by the half year, relative to H1 2003.

Lending is dominated by home loans - with remortgaging continuing to be strong and accounting for around 40% of new residential lending. Despite the strong growth in residential lending, the risk profile of new lending is still improving, with the proportion of higher LTV loans continuing to decline. Our "lifestyle" products - Together and HERM - are accounting for around 30% of new business, ensuring that Together balances are growing in line with the total loan book.

Northern Rock's retention policy of openly allowing existing mortgage customers to transfer to any of our new customers' products means that the level of our residential redemptions remains a step below our natural share. As expected, residential redemptions in Q1 this year were 19% lower than in Q4 last year, reflecting both expected seasonality and a continuing improved retention performance.

Taking all aspects of our total current lending, the Northern Rock specific factors for future performance and given our expectation for total gross loan markets at this stage, Northern Rock expects to finish the year with assets under management growth in the top half of the 20% +/- 5% strategic target range.

ARREARS

The credit quality of our lending continues to be tightly monitored and controlled. Our monthly behavioural scoring system confirms that, despite interest rate rises, there are no early warning signs of credit deterioration. Residential arrears of more than three months duration remain at around half the published industry average.

Northern Rock has no loan exposure outside the UK nor any exposure to unsecured commercial lending, leasing or credit cards. It takes no underwriting risk on any forms of insurance.

FUNDING

Funding volumes have been very strong in Q1 2004. All three existing funding arms - retail, wholesale and securitisation - continue to perform as planned.

2004's first tranche of GBP3.5 billion of residential mortgage-backed securities
(RMBS) in early January was notably over-subscribed - a demonstration of the quality of Northern Rock loans, the appetite for this type of investment and that UK RMBS are an increasingly familiar story with a proven track record. We expect to complete a second RMBS issue in early Q2.

We have also launched our Covered Bond programme (with an initial EUR2 billion tranche), started a French Commercial Paper programme and have already attracted wholesale monies from mainland China.

COSTS

Northern Rock's two rules for costs are to grow costs by less than income growth and by between 1/2 and 2/3 the rate of assets under management growth. Both of these are expected to be met in 2004, with cost growth expected to be towards the bottom end of the cost to assets under management target range. Both cost ratios are expected to improve.

INCOME AND PROFITS

The essence of Northern Rock's strategy is to use improvements in unit costs to support more competitive product pricing. This means that Total Income Margin sees a slight easing, which is paid for by falling unit costs, to deliver stable or gently rising Return on Balance Sheet Assets and Return on Risk Weighted Assets.

Northern Rock's strategic target is to grow pre-tax profits (on a like-for-like basis) by 15% +/-5% each year. The range of pre-tax profit expectations for 2004, as provided by 22 of the major bank research analysts, is GBP394 million to GBP443 million, with a mean of GBP430 million, underlying growth of 13%. At this early stage of the year, Northern Rock is comfortable with this consensus mean.

Growth in EPS and DPS will continue to be consistent with growth in post-tax profits.

COMMENT

Adam J Applegarth, Chief Executive, commented: "Operating performance in the first quarter of the year continues to be strong and in line with achieving a performance within our three key strategic targets - for assets under management growth, profit growth and our return on equity goal. We are again set to deliver against our low cost, high quality, high growth strategy."


City Contacts                          Press Contacts

Bob Bennett                            Tony Armstrong
Group Finance Director                 Director of Corporate Relations
0191 279 4346                          0191 279 4676

David Noble                            Ron Stout
Director of Institutional Relations    PR Manager
0191 279 4999                          0191 279 4676

Richard Moorin                         James Murgatroyd
Investor Relations                     Finsbury Limited
0191 279 4093                          0207 251 3801

Simon Hall
Investor Relations
0191 279 6090

Important Notice

This announcement should be read in conjunction with our announcement for the full year ended December 2003, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  Northern Rock plc
                                                    (Registrant)



Date: 2 April 2004                       By:____J Shipley_____

                                         Name:  J Shipley
                                         Title: Assistant Company Secretary